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                                                                  FILE No.
                                                                  070-7018


                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002



                                    CONTENTS

                                                                         Page

Statements of Income                                                       1

Balance Sheets                                                             2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                               3

Statements of Cost of Operation                                            4

Price Per Ton of Coal Deliveries                                           5


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

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002
                                   (UNAUDITED)



                                                                               Three
                                               Month Ended                     Months
                                   ---------------------------------------     Ended
                                   October 31,  November 30,  December 31,  December 31,
                                       2002         2002          2002          2002
                                   -----------  ------------  ------------  ------------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .  $915          $575          $886         $2,376

COST OF OPERATION. . . . . . . . . .   921           567           830          2,318
                                      ----          ----          ----         ------

OPERATING INCOME . . . . . . . . . .    (6)            8            56             58

NONOPERATING INCOME. . . . . . . . .   413            -             -             413
                                      ----          ----          ----         ------

INCOME BEFORE FEDERAL INCOME TAXES .   407             8            56            471

INTEREST CHARGES (CREDIT)               (6)           (4)           10             -

FEDERAL INCOME TAXES ON OPERATIONS .   407             6            40            453
                                      ----          ----          ----         ------

NET INCOME . . . . . . . . . . . . .  $  6          $  6          $  6         $   18
                                      ====          ====          ====         ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.
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

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
              BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 2002
                                   (UNAUDITED)
                                                 October 31,   November 30,  December 31,
                                                     2002          2002          2002
                                                 -----------   ------------  ------------
                                                              (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .   $1,611        $1,611        $1,804
  Accumulated Amortization. . . . . . . . . . . .    1,444         1,450         1,453
                                                    ------        ------        ------
         NET MINING PLANT . . . . . . . . . . . .      167           161           351
                                                    ------        ------        ------
OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .      161           156           151
                                                    ------        ------        ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .        5             6             4
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .       31            28            28
    Affiliated Companies. . . . . . . . . . . . .      893           576           902
  Advances to Affiliates. . . . . . . . . . . . .    2,276         2,278         1,995
  Materials and Supplies. . . . . . . . . . . . .    1,271         1,309         1,346
  Other . . . . . . . . . . . . . . . . . . . . .       32            24            15
                                                    ------        ------        ------
         TOTAL CURRENT ASSETS . . . . . . . . . .    4,508         4,221         4,290
                                                    ------        ------        ------

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .    1,647         1,692         1,568
                                                    ------        ------        ------

REGULATORY ASSETS . . . . . . . . . . . . . . . .        3             3             3
                                                    ------        ------        ------

DEFERRED CHARGES. . . . . . . . . . . . . . . . .      138           132            26
                                                    ------        ------        ------

           TOTAL. . . . . . . . . . . . . . . . .   $6,624        $6,365        $6,389
                                                    ======        ======        ======

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .   $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .      400           400           400
  Retained Earnings . . . . . . . . . . . . . . .    1,158         1,164         1,170
                                                    ------        ------        ------
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .    1,658         1,664         1,670
                                                    ------        ------        ------

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    2,445         2,511         2,940
                                                    ------        ------        ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      128           110            67
    Affiliated Companies. . . . . . . . . . . . .      384           378           634
  Accrued Rent. . . . . . . . . . . . . . . . . .       27            26            25
  Other . . . . . . . . . . . . . . . . . . . . .    1,511         1,441         1,053
                                                    ------        ------        ------
         TOTAL CURRENT LIABILITIES. . . . . . . .    2,050         1,955         1,779
                                                    ------        ------        ------

REGULATORY LIABILITIES AND DEFERRED CREDITS . . .      471           235          -
                                                    ------        ------        ------

           TOTAL. . . . . . . . . . . . . . . . .   $6,624        $6,365        $6,389
                                                    ======        ======        ======
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

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002

Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal                      Service
Conesville Plant*             Input     Rejects     Output     Unit Price     Billings
----------------             -------    -------     ------     ----------     --------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
October 2002 . . . . . . . . 353,935     34,466     319,469       $2.86        $915
                             =======     ======     =======       =====        ====

November 2002. . . . . . . . 296,779     40,185     256,594       $2.24        $575
                             =======     ======     =======       =====        ====

December 2002. . . . . . . . 303,026     40,999     262,027       $3.38        $886
                             =======     ======     =======       =====        ====


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

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

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002
                                                                             Three
                                                                             Months
                                              October  November   December   Ended
                                                2002     2002       2002    12/31/02
                                              -------  --------   --------  --------
                                                           (in thousands)
Labor . . . . . . . . . . . . . . . . . . . . . $235     $208      $ 314     $  757
Benefits. . . . . . . . . . . . . . . . . . . .  107      134        152        393
Operating Materials . . . . . . . . . . . . . .   22       26         14         62
Maintenance - Materials and Services. . . . . .  163       94         76        333
Electricity . . . . . . . . . . . . . . . . . .   63       71         73        207
Other Billed Services . . . . . . . . . . . . .   19       12         75        106
Taxes other than Income Tax . . . . . . . . . .   18       15         16         49
Rent. . . . . . . . . . . . . . . . . . . . . .  256      204        202        662
Depreciation. . . . . . . . . . . . . . . . . .    2        2          2          6
Cleaning Cost Normalization*. . . . . . . . . .  (30)    (236)      (235)      (501)
Other . . . . . . . . . . . . . . . . . . . . .   66       37        141        244
                                                ----     ----       ----     ------

      Total . . . . . . . . . . . . . . . . . . $921     $567       $830     $2,318
                                                ====     ====       ====     ======

 * Represents the deferral/accrual required to establish revenue based on fore-casted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

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

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002

                                                       October     November   December
                                                         2002        2002       2002
                                                       -------     --------   --------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . .  $31.17 *    $31.47 *   $31.18 *
                                                         ======      ======     ======


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
          Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.
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